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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EMAGEON INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29076V 10 9

(CUSIP Number)

John R. Wynn, Esq.
Lanier Ford Shaver & Payne PC
200 West Side Square, Suite 5000
Huntsville, Alabama 35801
(256) 535-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29076V 10 9			Page 2 of 15

1.	Name of Reporting Person: SOUTHEASTERN TECHNOLOGY FUND, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1202132

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 35

		8.	Shared Voting Power: 89,460

		9.	Sole Dispositive Power: 35

		10.	Shared Dispositive Power: 89,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.42%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			Page 3 of 15

1.	Name of Reporting Person: STF Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240735

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17

		8.	Shared Voting Power: 89,460

		9.	Sole Dispositive Power: 17

		10.	Shared Dispositive Power: 89,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.42%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			Page 4 of 15

1.	Name of Reporting Person: STF Partners QP II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240740

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7

		8.	Shared Voting Power: 89,460

		9.	Sole Dispositive Power: 7

		10.	Shared Dispositive Power: 89,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.42%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			Page 5 of 15

1.	Name of Reporting Person: STF INSTITUTIONAL PARTNERS II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240739

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 28

		8.	Shared Voting Power: 89,460

		9.	Sole Dispositive Power: 28

		10.	Shared Dispositive Power: 89,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.42%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			Page 6 of 15

1.	Name of Reporting Person: SOUTHEASTERN MANAGEMENT CO. L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1201656

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ALABAMA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 89,460

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 89,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.42%

14.	Type of Reporting Person (See Instructions): IA, OO (Limited Liability Company)

CUSIP No. 29076V 10 9			Page 7 of 15

1.	Name of Reporting Person: CHRIS H. HORGEN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 89,373

		8.	Shared Voting Power: 89,460

		9.	Sole Dispositive Power: 89,373

		10.	Shared Dispositive Power: 89,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.42%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29076V 10 9			Page 8 of 15

1.	Name of Reporting Person: SOUTHEASTERN CAPITAL CO. L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1202134

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ALABAMA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 89,460

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 89,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.42%

14.	Type of Reporting Person (See Instructions): IA, OO (Limited Liability Company)

CUSIP No. 29076V 10 9			Page 9 of 15

1.	Name of Reporting Person: SOUTHEASTERN CAPITAL CO. II L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1240741

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ALABAMA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 89,460

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 89,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.42%

14.	Type of Reporting Person (See Instructions): IA, OO (Limited Liability Company)

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 10 of 15
This Amendment No. 4 (this “Amendment No. 4”) amends the Schedule 13D filed on February 9, 2005 (the “Initial Filing”) as previously amended by the Schedule 13D/A filed on June 3, 2005 (the “Amendment No. 1”), by the Schedule 13D/A filed on August 24, 2005 (the “Amendment No. 2”), and by the Schedule 13D/A filed on October 7, 2005; (the “Amendment No. 3;” all references to the Initial Filing in this Amendment No. 4 are to the Initial Filing as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3), and is being filed on behalf of the Reporting Persons. The relationships between the Reporting Persons, as well as the other entities who are joining in this Amendment No. 4, are described in detail in the Initial Filing. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Initial Filing.
This Amendment No. 4 relates to the voting common stock, par value $0.001 per share, (the “Common Stock”) of Emageon Inc., a Delaware corporation (the “Company”). This Amendment No. 4 is being filed to report a distribution of Common Stock which will result in a decrease of more than 1% of the beneficial ownership of the Company by the Reporting Persons and a decrease of beneficial ownership of the Reporting Persons below 5%. SETF, STFP, STFQP, and STFIP are principally engaged in the business of operating private equity funds (the “Funds”). The Funds and Horgen directly own the Common Stock to which this Amendment No. 4 relates, and the other Reporting Persons may be deemed to have beneficial ownership over the Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the Common Stock held by the Funds.
Item 6. Contracts, Arrangements, Understanding or Relationship with Respect to Securities of the Issuer.
Item 6 of the Initial Filing is hereby amended to add the following paragraphs to the end of Item 6:
The plan of distribution adopted by the Funds on May 25, 2005, as modified on September 29, 2005, was implemented on November 1, 2005 and again on November 7. 2005. The following distributions of Common Stock were made on November 1, 2005 and on November 7, 2005:
SETF owned 72,962 shares of Common Stock. There are seventy-four (74) limited partners in SETF. On November 1, 2005, SETF distributed, on a pro rata basis, 36,426 shares to the seventy-four (74) limited partners and its general partner, SCC. On November 7, 2005, SETF distributed, on a pro rata basis, 36,501 shares to the seventy-four (74) limited partners and its general partner, SCC.
STFP owned 348,067 shares of Common Stock. There are sixty-seven (67) limited partners in STFP. On November 1, 2005, STFP distributed, on a pro rata basis, 174,003 shares to the sixty-seven (67) limited partners and its general partner, SCCII. On November 7, 2005, STFP distributed, on a pro rata basis, 174,047 shares to the sixty-seven (67) limited partners and its general partner, SCCII.
STFQP owned 171,712 shares of Common Stock. There are twenty-nine (29) limited partners in STFQP. On November 1, 2005, STFQP distributed, on a pro rata basis, 85,834 shares to the twenty-nine (29) limited partners and its general partner, SCCII. On November 7, 2005, STFQP distributed, on a pro rata basis, 85,871 shares to the twenty-nine (29) limited partners and its general partner, SCCII.

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 11 of 15
STFIP owned 938,467 shares of Common Stock. There are fifty-five (55) limited partners in STFIP. On November 1, 2005, STFIP distributed, on a pro rata basis, 469,205 shares to the fifty-five (55) limited partners and its general partner, SCCII. On November 7, 2005, STFIP distributed, on a pro rata basis, 469,234 shares to the fifty-five (55) limited partners and its general partner, SCCII.
On November 1, 2005, SCC received 364 shares of Common Stock as part of the pro rata distribution of Common Stock to the partners of SETF. On November 7, 2005, SCC received 366 shares of Common Stock as part of the pro rata distribution of Common Stock to the partners of SETF.
On November 1, 2005, SCCII received 7,218 shares of Common Stock as part of the pro rata distribution of Common Stock to the partners of STFIP, STFP, and STFQP. On November 7, 2005, SCCII received 7,218 shares of Common Stock as part of the pro rata distribution of Common Stock to the partners of STFIP, STFP, and STFQP.
Contemporaneously with the receipt of its November 1, 2005 distribution, SCC distributed 364 shares of Common Stock to its members. Contemporaneously with the receipt of its November 7, 2005 distribution, SCC distributed 366 shares of Common Stock to its members.
Contemporaneously with the receipt of its November 1, 2005 distribution, SCCII distributed 7,218 shares of Common Stock to its members. Contemporaneously with the receipt of its November 7, 2005 distribution, SCCII distributed 7,218 shares of Common Stock to its members.
Mr. Horgen, a limited partner in the Funds and a member of both SCC and SCCII, received distributions from SCC, SCCII and the Funds which increased his direct ownership of Common Stock from 52,083 to 89,373.
Item 7. Material to be Filed as Exhibits.
Exhibit A — Joint Filing Undertaking

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 12 of 15
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 10, 2005
Southeastern Technology Fund, L.P.
By: Southeastern Capital Company, L.L.C.,
          Its general partner

By:	/s/ Chris H. Horgen

Chris H. Horgen,
Manager
STF Partners II, L.P.
By: Southeastern Capital Company II, L.L.C.,
          Its general partner

By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager
STF Partners QP II, L.P.
By: Southeastern Capital Company II, L.L.C.,
           Its general partner

By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager
STF Institutional Partners II, L.P.
By: Southeastern Capital Company II, L.L.C.,
           Its general partner

By:	/s/ Chris H. Horgen

Chris H. Horgen,
Manager

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 13 of 15
Southeastern Management Company, L.L.C.

By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager
/s/ Chris H. Horgen
      Chris H. Horgen

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 14 of 15
Exhibit A
Joint Filing Undertaking
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of such party.
Dated:      November 10, 2005
Southeastern Technology Fund, L.P.
By: Southeastern Capital Company, L.L.C.,
           Its general partner

By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager
STF Partners II, L.P.
By: Southeastern Capital Company II, L.L.C.,
           Its general partner

By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager
STF Partners QP II, L.P.
By: Southeastern Capital Company II, L.L.C.,
           Its general partner

By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager
STF Institutional Partners II, L.P.
By: Southeastern Capital Company II, L.L.C.,
           Its general partner

By:	/s/ Chris H. Horgen

Chris H. Horgen,
Manager

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 15 of 15
Exhibit A
(Cont’d)
Southeastern Management Company, L.L.C.

By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager
/s/ Chris H. Horgen
      Chris H. Horgen